 Exhibit 99.1

Lavoro Announces Separation and Sale of a Controlling Interest in Crop Care Companies

SÃO PAULO – December 19, 2025 — Lavoro Limited (Nasdaq: LVRO, LVROW) (the “Company” or “Lavoro”) announced today that, further to its previous announcement on November 26, 2025, Lavoro Uruguay S.A., an indirect wholly-owned subsidiary of Lavoro, has entered into definitive agreements for the separation and sale of a controlling stake in its Crop Care segment companies Agrobiológica, Cromo Química, and Union Agro (the “Crop Care Companies”). The Company’s board and management are confident in the value created by this transaction while advancing the Company’s strategic priority of deleveraging its balance sheet and enhancing liquidity.

The controlling stake in the Crop Care Companies is being acquired by certain funds managed by Patria Investments Limited. All independent directors of Lavoro voted in favor of the transaction.

The Crop Care Companies manufacture and distribute a portfolio of specialty products (i.e., biologicals, adjuvants, specialty fertilizers, and other specialty products). Following the separation of the Crop Care Companies from Lavoro’s business and the sale of the controlling stake, the commercial relationship between Lavoro and Crop Care will remain substantially unchanged. Perterra is not included in this transaction and will remain a wholly owned subsidiary of the Company.

As previously announced, the Company has been pursuing initiatives to right-size its fixed cost structure, to drive operational efficiencies, and to sharpen its focus on its core strengths, so that it can emerge from the current cycle leaner, more agile and resilient. Proceeds from the transaction will be used primarily to strengthen its balance sheet, reduce leverage and enhance liquidity.

About Lavoro

Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agricultural biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Founded in 2017, Lavoro has a wide geographical presence across Latin America, operating in Brazil, Colombia, Uruguay, and Ecuador. Learn more about Lavoro at ir.lavoroagro.com.

Forward-Looking Statements

The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “guidance,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the divestment of the Crop Care Assets. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic conditions; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to being a public company and other risks and uncertainties indicated from time to time in the Annual Report on Form 20-F filed by Lavoro or in the future, including those under “Risk Factors” therein, or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact

Luiz Spinardi

luiz.spinardi@lavoroagro.com

Tigran Karapetian

tigran.karapetian@lavoroagro.com

Fernanda Rosa

fernanda.rosa@lavoroagro.com